[AVI BIOPHARMA LETTERHEAD]

March 26, 2010

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

RE:	AVI BioPharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A filed April 14, 2009
File Number: 001-14895

Dear Mr. Riedler:

This letter responds to the Commission’s comment letter dated March 15, 2010 received by AVI BioPharma, Inc. (the “Company”).

Schedule 14A filed April 14, 2009

Executive Compensation

Compensation Discussion and Analysis

Performance Factors in 2008, page 12

1.              Please revise your proposed disclosure to expand the description of the following goals in order to provide more clarity as to the nature of the goals/accomplishments:

•                  “[c]omplete certain key business development partnerships;”

•                  “[a]dditional significant value adding accomplishments;”

•                  “[r]estructure certain elements of the Company’s agreement with a key business partner;” and

•                  “[a]chieve certain goals with respect to clinical development…and completing certain drug trials.”

RESPONSE:

In response to the Commission’s comment, the Company has further revised its proposed disclosure as discussed below.  As discussed previously with Staff, the Company will incorporate information regarding executive compensation forward by reference to its proxy statement for its 2010 Annual Meeting of Shareholders rather than setting forth such information in its Form 10-K for the fiscal year ended December 31, 2009.  As of the date hereof, the Company has not determined which named executive officers other than its Chief Executive Officer and Chief Financial Officer will be required to be discussed in the Company’s Compensation Discussion and Analysis and in the compensation tables in the proxy statement.  Nonetheless, the disclosure provided for any named executive officer other than the Chief Executive Officer and Chief Financial Officer will be consistent with the presentation for the named executive officers provided for in the language submitted in this letter.

In response to the Commission’s comment set forth in the Commission’s March 15, 2010 letter, the Company proposes to make additional changes to the disclosure contained in the Company’s March 10, 2010 response.  Proposed additions to the previously provided draft text are underlined; proposed deletions to the previously provided draft text are in brackets.  No changes have been made to the previously provided draft text other than (1) deletions of text discussing matters the Commission has agreed may be kept confidential by the Company, which deletions are not marked and (2) those additions identified with underlining in the text below.  Consistent with the foregoing, the Company proposes to include the following language under the heading “Performance Factors in 2009” in the Company’s proxy statement:

“The Compensation Committee, together with the Chief Executive Officer and full Board of Directors, establishes performance criteria for the named executive officers, both in terms of individual performance and the performance of the Company as a whole, and generally assigns a weight to the performance goals. The following corporate goals, along with the weighting assigned to each of the goals, including the weight achieved, drove the Compensation Committee’s executive compensation decisions for fiscal year 2009:

Goal	Assigned Weight	Achieved Weight
Develop approved operational and other administrative plans and budget for 2009	20%	16.5% (included within goal was to manage expense and revenue goals to achieve an overall 2009 cash burn not to exceed $11.5 million; actual cash burn was $10.8 million)
Attain certain preclinical and clinical development milestones	40%	23.5%
Complete certain key business development partnerships, including partnerships relating to	15%	6.5%

collaboration on drug research and development and to commercialization of certain products under development
Advance core discovery research projects	5%	2.5%
Reorganize certain elements of the Company’s business	20%	5%
Additional significant value adding accomplishments relating to obtaining additional financing for the Company and to securing the award of certain government contracts to the Company	0%	9%
Total	100%	63%

Dr. Hudson’s performance bonus was based entirely on the Company’s achievement of the corporate goals outlined above.  The performance bonus of each other named executive officer was based on the Company’s achievement of the corporate goals (70%), with the remainder of the performance bonus (30%) for such named executive officers based on the achievement of individual goals.

The goals for each individual officer, along with the weighting assigned to each of the goals, were as follows:

J. David Boyle II, Chief Financial Officer

Goal	Assigned Weight	Achieved weight
Secure funding through to NDA for at least two biodefense projects	35%	5%
Manage expense, revenue and budget goals to achieve prescribed financial targets (including achievement of overall cash burn of not more than $11.5 million)	10%	8%
Restructure certain elements of the Company’s agreement with a key business partner, including restructuring certain financial components of the agreement	25%	23%
Enhance general and administrative support for AVI, including establishing	30%	25%

the Company’s new headquarters
Additional significant value adding accomplishments, including leadership in connection with efforts to obtain additional financing for the Company	0%	5%
Total	100%	66%

Stephen Shrewsbury, Senior Vice President of Preclinical, Clinical and Regulatory Affairs and Chief Medical Officer

Goal	Assigned Weight	Achieved weight
Achieve certain goals with respect to clinical development and regulatory affairs, including analyzing and submitting certain data for publication in a peer reviewed journal and completing [certain ]two phase 1 drug trials	70%	43%
Achieve certain goals with respect to preclinical development	30%	22.5%
	100%	65.5%

Dwight D. Weller, Senior Vice President of Chemistry and Manufacturing

Goal	Assigned Weight	Achieved weight
Achieve prescribed goals with respect to drug manufacturing supply and supply chain	30%	27%
Reorganize certain elements of the Company’s business	35%	0%
Achieve a key employee hire relating to the Company’s research chemistry efforts	5%	5%
Develop and successfully implement a plan for the Company’s research chemistry efforts	30%	20%

total	100%	62%

Patrick L. Iversen, Senior Vice President of Strategic Alliances

Goal	Assigned Weight	Achieved weight
Secure funding through to NDA for at least two biodefense projects	25%	5%
Complete animal studies for certain drug candidates	20%	20%
Achieve prescribed goals with respect to preclinical development	45%	30%
Achieve prescribed goals with respect to ongoing drug research projects	10%	5%
Additional significant value adding accomplishments relating to internal strategic reviews	0%	5%

Total	100%	65%

In connection with the Company’s response to the Commission’s comments, the undersigned hereby acknowledges on behalf of the Company that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at (425) 354-5038.

Sincerely,

AVI BioPharma, Inc.

/s/ J. David Boyle II

J. David Boyle II
Chief Financial Officer